SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Convocation of General Shareholders’ Meeting

for the Fiscal Year 2005

On February 8, 2006, the board of directors of Kookmin Bank approved and ratified to convene the general shareholders’ meeting for the fiscal year 2005 as follows:

■ Date and Time	March 24th, 2006, 10:00 A.M.
■ Venue	Kookmin Bank Auditorium, 4th floor, 36-3 Yoido-dong, Youngdeungpo-ku, Seoul, Korea 150-758
■ Agenda

1)	Approval of non-consolidated financial statements (Balance sheet, Income statements and Statements of appropriation of retained earnings) for the fiscal year 2005

2)	Amendment of the Articles of Incorporation

3)	Appointment of directors

4)	Appointment of candidates for the members of the Audit Committee, who are non-executive directors

5)	Approval of previously granted stock options

6)	Grant of stock options

The shareholders may exercise their voting rights in writing.

Decision to grant Stock Options by the Resolution of the General

Shareholders’ Meeting

On February 8, 2006, the board of directors of Kookmin Bank approved and ratified granting stock options by the resolution of the general shareholders’ meeting scheduled on March 24, 2006. The detailed information is as follows:

1.	The grantees:

To be decided and announced at the subsequent board of directors’ meeting prior to the general shareholders’ meeting

2.	Method of Exercise: Any one of the method listed below

-	Issuing new shares

-	Delivering treasury shares

-	Giving the grantees cash or treasury shares for the value of which is equivalent to the difference between the exercise price and the market price

3.	Exercise Period:

To be decided and announced at the subsequent board of directors’ meeting prior to the general shareholders’ meeting

4.	The class of stock to be granted:

Kookmin Bank’s registered common share

5.	Number of granted stocks:

To be decided and announced at the subsequent board of directors’ meeting prior to the general shareholders’ meeting

Declaration of Cash Dividends

On February 8, 2006, the board of directors of Kookmin Bank passed a resolution declaring for the fiscal year 2005 a cash dividend per share of 11.00% of par value. This dividend amount equals KRW 550 per share, and accordingly the total amount of dividend to be paid is approximately KRW 184.9 billion. This board resolution is subject to approval at the forthcoming general shareholders’ meeting scheduled on March 24, 2006.

Kookmin Bank’s 2005 Operating Results

On February 8, 2006, the board of directors of Kookmin Bank has approved and ratified the non-consolidated financial statements prepared in accordance with Korean GAAP for the fiscal year 2005. After the board of directors’ meeting, Kookmin Bank held an earnings conference and released its operating results. The followings are the key figures released during the conference, and a full version of presentation material is available at Kookmin Bank website(www.kbstar.com).

The figures in this section are being audited by our independent auditor and such figures are subject to change.

Accounting policy with respect to private funds in which we hold interest in the form of wholly-owned beneficiary certificates, or WOBCs, changed in April 2005. Before the change, unrealized gains or looses on WOBCs were recognized as non-interest income from beneficiary certificates in the income statement. However, it is now reflected as a capital adjustment in the owner’s equity section of balance sheet after the change. Therefore, we have adjusted the related figures in the 2004 year-end financial statements according to the changed accounting policy.

Accounting policy with respect to the commissions on credit cards changed in December 2005. According to the policy, a portion of commissions on credit cards is now recognized as interest income. However, in this presentation, we did not reflect the policy change in order to ease reader’s comparative analysis.

1.	Financial Highlights

1.1 Balance sheet figures

(tn. Won)	As of the date indicated
	December 31, 2005	December 31, 2004	% Change (YoY)
Total Assets	179.6	179.6		—
Loans in Won	118.6	122.7	Δ	3.3%

Total Liabilities	167.2	170.4	Δ	1.9%
Deposits in Won	131.6	129.1		1.9%

Total Stockholders’ Equity	12.4	9.2		34.8%

1.2 Operating results

(bn. Won)	For the years ended December 31
	2005	2004	% Change (YoY)
Operating Income	3,015.8	1,726.3		74.7%
Operating Income before Provisioning	4,426.2	5,018.7	Δ	11.8%
Non-operating Income	212.4	(1,096.3)		n.a

Net Income	2,252.2	360.5		524.7%

2.	Key Financial Indicators for the fiscal year 2005

(Cumulative & annualized)

■ NIS	3.35%

■ NIM	3.38%

■ ROA	1.24%

■ ROE	20.35%

3.	Asset Quality

(bn Won)	As of the date indicated
	December 31, 2005	December 31, 2004	% Change (YoY)
Total Loans for NPL Mgmt.	137,521.5	136,317.8		0.9%
Allowance for Loan Losses	2,468.4	3,150.1	Δ	21.6%
Substandard & Below Loans	2,338.0	3,595.2	Δ	35.0%
Coverage Ratio	105.6%	87.6%		18.0	%p

Delinquency Ratio[1]	1.70%	2.67%	Δ	0.97	%p

1.	FSS standards

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: February 8, 2006	By: /s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	CFO / Senior EVP Executive Director